SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02041827

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED JUN 2 ? 2002 WASH. D.C. 154 SECTION

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission File Number 0-7229

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NATIONAL CITY SAVINGS AND
INVESTMENT PLAN NO. 2 AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

PROCESSED
JUL 0 3 2002
THOMSON FINANCIAL

REQUIRED INFORMATION

lewis\sip2-11k.ncc:dms

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The National City Savings and Investment Plan No. 2 and Trust

December 31, 2001 and 2000 and Year ended December 31, 2001
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Administrative Committee of
The National City Savings and
Investment Plan No. 2 and Trust

We have audited the accompanying statements of net assets available for benefits of The National City Savings and Investment Plan No. 2 and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 7, 2002

The National City Savings and Investment Plan No. 2 and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$ 10,766,095**	$ 11,671,865
Accrued income	**9,582**	44,127
Total assets	**10,775,677**	11,715,992
Liabilities		
Pending securities purchases	**16,518**	-
Net assets available for benefits	**$ 10,759,159**	$ 11,715,992

See notes to financial statements.

The National City Savings and Investment Plan No. 2 and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Net investment income:	
Net depreciation in fair value of investments	$ (316,777)
Interest and dividend income from National City Capital Preservation Fund and Armada Funds	138,166
Dividend income from other mutual funds	2,165
Dividend income from National City Corporation Common Stock	217,069
Interest income from participant loans	54,152
	94,775
Contributions:	
Employer	451,947
Employee	480,393
	932,340
Benefits paid to participants	(1,579,219)
Net transfers to The National City Savings and Investment Plan and Trust	(404,729)
Net decrease	(956,833)
Net assets available for benefits at beginning of year	11,715,992
Net assets available for benefits at end of year	$ 10,759,159

See notes to financial statements.

1. Significant Accounting Policies

The financial statements of The National City Savings and Investment Plan No. 2 and Trust (the Plan) are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net transfers to the National City Savings and Investment Plan and Trust represent participants who have a change in employment status between National City Corporation or one of its subsidiaries and National Processing, Inc.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all non-exempt employees who are employed by National Processing, Inc. and certain of its subsidiaries. National Processing, Inc. is a majority-owned subsidiary of National City Corporation which has adopted the Plan (Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Employer.

2. Plan Description (continued)

An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. Prior to 2001, the Plan allowed participants to elect to contribute from 1% to 10% of combined cash compensation (base pay and up to $75,000 of certain additional pay). Effective January 1, 2001, participants may contribute up to 12% of combined cash compensation. Participants direct their contributions in 1% increments among any of the Plan's sixteen investment funds. Contributions made to any of the funds may be temporarily invested in the Armada Money Market Fund.

Participants are eligible for Employer matching contributions on the first of the month following one year of service. Prior to January 1, 2001 the Employers' monthly matching contribution was equal to 100% of the participant's contributions up to 3% of the participant's combined cash compensation. For additional participant contributions up to 7% of combined cash compensation, the Employers' monthly matching contribution was equal to 50% of the participant's contribution. The Plan provided for a discretionary supplemental employer profit sharing matching contribution (supplemental contribution) based upon a targeted range of earnings per share, earnings per share growth rate, return on equity or other such criteria as the Employer deemed appropriate and was communicated by the Employer during the first calendar-year quarter of the year.

Effective January 1, 2001, the Employers' monthly matching contribution is equal to 115% of the participant's contribution up to 6% of participant's compensation, and the supplemental contribution was discontinued. All employer contributions are initially invested in the National City Corporation Stock Fund.

Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant's account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.

Participants are allowed to borrow at a variable interest rate up to 50% of the value in their vested account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

2. Plan Description (continued)

Although it has not expressed any intent to do so, National City Corporation has the right under the Plan to discontinue participants' contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Investments

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value by $316,777 as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Armada Funds	$ (337,704)
Other mutual funds	(44,615)
National City Corporation Common Stock	64,717
National Processing, Inc. Common Stock	825
	$ (316,777)

The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2001	2000
National City Capital Preservation Fund	$ 1,291,171	$ 1,341,160
Armada Money Market Fund	790,969	737,703
Armada Equity Growth Fund	1,350,272	2,026,284
National City Corporation Common Stock	5,438,523	5,630,458
Participant loans	698,828	622,902

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a wholly-owned subsidiary of National City Corporation, is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Armada Funds.

5. Tax Status

The Internal Revenue Service has determined and informed National City Corporation by a letter dated August 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. The Plan has applied for, but has not yet received, a new IRS determination letter covering the amended Plan.

The National City Savings and Investment Plan No. 2 and Trust

EIN 34-1111088 Plan 009

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of Issue, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value
	Cash	194 units	$	**194**
*	National City Capital Preservation Fund for Retirement Trusts	1,291,171 units		**1,291,171**
*	Armada Funds:			
	Money Market Fund	790,969 shares		**790,969**
	Equity Growth Fund	60,605 shares		**1,350,272**
	Bond Fund	45,825 shares		**447,251**
	Equity Index Fund	18,416 shares		**181,952**
	Small Cap Value Fund	11,020 shares		**208,934**
	Balanced Allocation Fund	3,447 shares		**31,955**
	International Equity Fund	723 shares		**6,906**
	Large Cap Ultra Fund	1,729 shares		**19,231**
	Large Cap Value Fund	8,438 shares		**132,818**
	Templeton Foreign Equity Series	2,623 shares		**37,951**
	Franklin Small Mid Cap Growth Fund	1,147 shares		**35,908**
*	National City Corporation Common Stock	185,996 shares		**5,438,523**
*	National Processing, Inc. Common Stock	270 shares		**8,782**
	MFS Capital Opportunities Fund	1,946 shares		**26,231**
	Janus Twenty Fund	1,514 shares		**58,219**
*	Participant loans	At interest rates ranging from 4.75% to 9.75%		**698,828**
			$	**10,766,095**

* Indicates party-in-interest to the Plan.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-45363, No. 333-61712 and No. 333-67359) pertaining to The National City Savings and Investment Plan No. 2 and Trust of National City Corporation of our report dated June 7, 2002 with respect to the financial statements and supplemental schedule of The National City Savings and Investment Plan No. 2 and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Cleveland, Ohio
June 21, 2002